Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE COMMENTS ON STATUS OF DELISTING REVIEW INITIATED BY TORONTO STOCK EXCHANGE

Toronto, Ontario – January 30, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, announced today that the Toronto Stock Exchange (“TSX”) has informed Northcore that it extended its review process with respect to continued listing of its securities on the TSX.

Northcore has made initial representation to the TSX regarding its adherence to the continued listing requirements and will continue to work closely with the TSX throughout the process. Management was pleased to present detailed information in regards to the significant progress that the company has made leading up to the close of fiscal year 2011 and share insights into its progressive plans for 2012.

Notable achievements included the asset acquisition of all Discount This Holdings Limited’s Intellectual Properties and the removal of  all non-operational debt from the company's balance sheet. The company is also currently pursuing an accretive merger and acquisition strategy that will further strengthen its position in regards to the TSX guidelines.

Management is optimistic that these efforts will yield a positive outcome for all stakeholders and that Northcore will continue to build on the important, sequential progress evidenced during the prior fiscal year.

Firms interested in becoming part of the Northcore organization should contact the company at BusDev@Northcore.com

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore’s Comments …

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com